SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2

CERTIFICATE OF NOTIFICATION

Filed by a registered holding company or subsidiaries thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by the following subsidiaries of American Electric Power Company, Inc.:

AEP Credit, Inc.
AEP Coal Marketing, LLC

This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

/s/ Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer
January 8, 2004

1.     Type of security or securities.

          Open account borrowings made by certain direct or indirect subsidiaries (the “Companies”) from American
          Electric Power Company, Inc. (“Parent”) as part of the intercompany financing program.

2.     Issue, renewal or guaranty.

          Issuance of cash advances directly from parent to subsidiaries.

3.     Principal amount of each security.

          Funds are borrowed and/or repaid daily as cash needs indicate.

4.     Rate of interest per annum of each security:

          Effective weighted average rate of interest for the period October 1, 2003 through December 31, 2003 was 1.84%.

5.     Date of issue, renewal or guaranty of each security.

          Borrowings are made on a daily basis and reported at the end of the quarter.

6.     If renewal of security, give date of original issue.

          Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.     Date of maturity of each security.

          Borrowings are made on a daily basis with maturities ranging from overnight to up to six months.

8.     Name of persons to whom each security was issued, renewed or guaranteed.

          Short-term borrowings are by certain non-regulated subsidiaries from American Electric Power Company, Inc.

9.     Collateral given with each security.

          None.

10.    Consideration received for each security.

          None, other than interest accrued.

11.    Application of proceeds of each security.

          The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12.    Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a) the provisions contained in the first sentence of Section 6(b).
          (b) the provisions contained in the fourth sentence of Section 6(b).
          (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13.    If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14.    If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of
         Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15.    If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1 U-6B-2 Borrowings of Non-Regulated AEP Corporation & Subsidiaries (Parent Borrowing Program)

Name of Borrower	Outstanding Investments to (Borrowings from) Intercompany Financing Program at Quarter End 12/31/03
(in thousands)

AEP Credit, Inc.	$(102,207)
AEP Coal Marketing, LLC	(11,130)

Total Outstanding Borrowings	$(113,337)

	Rate	Days Borrowed/Invested
Weighted Average Interest Rate
for Borrowed Funds	1.8389%	92

Weighted Average Interest Rate
for Invested Funds	N/A	0